Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

September 20, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Inessa Kessman

Robert Littlepage

Lauren Pierce

Matthew Crispino

Re:	Signing Day Sports, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 31, 2023

File No. 333-271951

Ladies and Gentlemen:

We hereby submit the responses of Signing Day Sports, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated September 14, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on August 31, 2023 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment to Form S-1 filed on August 31, 2023

Consolidated Statements of Operations, page F-3

1.	Please explain why you have a negative balance for revenue for the three months ended June 30, 2022. Refer to your basis in accounting literature.

Response: In accordance with FASB ASC Topic 606, “Revenue from Contracts from Customers” (“ASC 606”), contracts may be amended to account for changes in contract specifications and requirements. Contract modifications exist when the amendment either creates new, or changes existing, enforceable rights and obligations. When contract modifications create new performance obligations and the increase in consideration approximates the standalone selling price for goods and services related to such new performance obligations as adjusted for specific facts and circumstances of the contract, the modification is considered to be a separate contract and revenue is recognized prospectively. If a contract modification is not accounted for as a separate contract, the Company accounts for the promised goods or services not yet transferred at the date of the contract modification (the remaining promised goods or services) prospectively, as if it were a termination of the existing contract and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification. The Company accounts for a contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. In such case the effect that the contract modification has on the transaction price, and on the entity’s measure of progress toward complete satisfaction of the performance obligation, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

The Company had negative net revenues for the three months ended June 30, 2022 due to the issuance of refunds totaling $30,942 in June 2022 to certain high school sports program group accounts under the Company’s former promotional free use arrangement for these accounts. These refunds exceeded total revenues in the second quarter of 2022 by $3,498, resulting in negative net revenues for the three months ended June 30, 2022. The Company determined and accounted for the modification as if it were part of the original contracts. The Company determined that the modification does not create a performance obligation because the remaining services to be provided under the modified contract are not distinct. The Company updated its estimate of the transaction price to account for the effect of the modification. This update resulted in a cumulative catch-up adjustment at the date of the contract modification. The cumulative catch-up adjustment at the date of the contract modification resulted in negative net revenues under ASC 606 due to the decrease in revenue exceeding the revenue in the second quarter of 2022.

We have revised the Registration Statement to include this explanation.

Notes to the Consolidated Financial Statements

Note 4 - Internally Developed Software, page F-11

2.	We refer to your statement on page 47 and 49 that amortization of software development labor costs will begin July 1, 2023. Please expand your disclosure to explain why amortization of software development costs will begin on July 1, 2023. Also, this statement appears to be inconsistent with your disclosure that shows accumulated amortization of $27,207 as of June 30, 2023. Please explain.

Response: We have revised the Registration Statement to correct the previous disclosure so as to disclose that amortization of software development labor costs began on January 1, 2023.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 220-6814 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.